UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 001-33759

Giant Interactive Group Inc.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Index

Exhibit	Description
99.1	Press Release dated November 27, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

By:	/s/ Eric He
Name:	Eric He
Title:	Chief Financial Officer

Date: November 27, 2007

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE STATEMENT

SHANGHAI, PRC — November 27, 2007 — Giant Interactive Group Inc. (NYSE: GA), announced today that the Company has been named in a securities class action in the United States District Court for the Southern District of New York. The lawsuit alleges claims for violations under Section 11 and Section 12 of the Securities Act of 1933. The Company denies the allegations of the complaint and intends to defend itself vigorously in the litigation.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is one of China’s leading online game developers and operators in terms of revenues, focusing on massively multiplayer online role playing games. Giant’s game, ZT Online, was voted the most popular online game in China in 2006 according to International Data Corporation. Giant has three additional online games that it intends to commercially launch, including ZT Online PTP, Giant Online and King of Kings III. Giant has built a nationwide distribution network to sell prepaid game cards and game points required to play its games, which as of September 30, 2007, consisted of over 200 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands and convenience stores located throughout China. For more information, please visit Giant Interactive Group on the web at www.giantig.com.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 relating to the Company’s intent to vigorously defend its securities class action lawsuit and its beliefs concerning the lawsuit. These forward-looking statements involve a number of risks and uncertainties, including the Company’s ability to obtain insurance coverage or otherwise pay defense costs in any pending litigation, and other risk factors as outlined under “Risk Factors” beginning on page 12 of our prospectus filed with the Securities and Exchange Commission on November 1, 2007. We undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Investor Contact: Eric He, CFO Giant Interactive Group Inc. +86 21 6451 5001	Investor Relations (US): Mahmoud Siddig Taylor Rafferty 212-889-4350

Investor Relations (HK): Ruby Yim Taylor Rafferty +852 3196 3712	Media Contact: John Dooley Taylor Rafferty 212-889-4350